Exhibit N

August 29, 2018

VIA OVERNIGHT MAIL

From:

Weichai America Corp. (“Weichai”)

3100 Golf Road

Rolling Meadows, IL 60008

To:

Power Solutions International, Inc. (“Company”)

201 Mittel Dr.

Wood Dale, IL 60191

Attention: General Counsel – William Buzogany

Dear Mr. Buzogany,

Re: Intention to Exercise Warrant

Reference is hereby made to the warrant issued by the Company to Weichai on March 31, 2017 as amended on November 30, 2017 (together, the “Warrant”). Capitalized terms used but not otherwise defined in this notice shall have meanings ascribed to them in the Warrant unless the context otherwise requires.

Weichai, as holder of the Warrant, hereby notifies the Company of its current intention to exercise the Warrant in full on or about October 1, 2018, although Weichai reserves all rights to not exercise at such time and exercise at any later time during the Term or not exercise at all, with such determination being at Weichai’s sole discretion. Based on the information provided by the Company of the number of Common Stock Deemed Outstanding as of August 21, 2018, and assuming the number of Common Stock Deemed Outstanding does not change between August 21, 2018 and the date Weichai exercises the Warrant in full, Weichai believes that the number of Warrant Shares the Company is required to issue to Weichai upon full exercise of the Warrant is approximately 4,405,660; provided, that, such number of Warrant Shares shall ultimately be determined based on the number of Common Stock Deemed Outstanding as of the date of exercise of the Warrants such that after such full and complete, Weichai together with all of its Affiliates and all persons to which it or its Affiliates have transferred any shares of Common Stock or Series B Preferred Stock acquired under the Purchase Agreement, hold an aggregate number of shares of Common Stock (assuming the conversion of Series B Preferred Stock into Common Stock as of such time of such exercise) equal to 51% of the Common Stock Deemed Outstanding on the date of final exercise of the Warrant in full, subject to adjustment as provided therein. Weichai has not, as of the date of this notice, transferred any of the shares of Common Stock it acquired under the Purchase Agreement (including shares of Common Stock issued upon conversion of Series B Preferred Stock acquired under the Purchase Agreement and converted pursuant to the Securities Exchange Agreement between Weichai and the Company dated November 30, 2017).

We hereby request that the Company to take all necessary actions in a timely manner to obtain all requisite Material Third Party Consents the commencement of the Term. Please keep us informed of the status of relevant matters.

Regards,

WEICHAI AMERICA CORP.

By:	/s/ Huisheng Liu
Name:	Huisheng Liu
Title:	Chairman